UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Fiscal Year Ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from            to
Commission file number 1-5842
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE 401(k) SAVINGS PLAN

Items 1 and 2. Financial Statements

*	All other schedules have been omitted since they are not applicable based upon the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Investment and Administrative Committee of the
  Bowne 401(k) Savings Plan:
     We have audited the accompanying statements of net assets available for benefits of the Bowne 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 30, 2008

BOWNE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments:
Investment in marketable securities, at fair value (note 6)	$254,952,783	$235,583,277
Participant loans	6,218,339	6,628,282

Total investments	261,171,122	242,211,559

Receivables:
Employee contributions	361,645	296,887
Employer contributions	486,152	492,503

Total receivables	847,797	789,390

Net assets available for benefits	$262,018,919	$243,000,949

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2007
Additions:
Investment income:
Net appreciation in fair value of investments (note 6)	$3,996,619
Dividends	14,914,729
Interest income on participant loans	463,941

Total investment income	19,375,289
Contributions:
Employees	12,770,530
Employer	5,917,166
Rollovers	1,442,398

Total contributions	20,130,094

Total additions	39,505,383

Deductions:
Benefits paid to participants	22,933,736
Administrative expenses	62,819

Total deductions	22,996,555

Net increase before assets transfer	16,508,828

Assets transferred from other qualified plan (note 9)	2,509,142

Net increase	19,017,970
Net assets available for benefits:
Beginning of period	243,000,949

End of period	$262,018,919

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(1) Description of the Plan
     The following brief description of the Bowne 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
     The Plan is a defined contribution plan established November 1, 1961 covering all eligible employees of Bowne & Co., Inc. (the “Company”) and its subsidiaries located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b) Eligibility
     The Plan covers all full-time or part-time employees who work at least 25 hours per week. If an employee is classified as a temporary full-time or part-time employee, they are eligible to participate in the Plan after completing 1,000 or more hours in the first 12 months of employment or in any calendar year after the date of hire. Effective January 1, 2004, the Plan was amended to include full-time employees of the participating companies that are covered by collective bargaining agreements, subject to certain provisions. Prior to January 2004, the Plan covered only full-time employees of the participating companies who were not covered by collective bargaining agreements. Employees are eligible to participate as of the first day of employment.
(c) Contributions
     Participants are able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual compensation on a pre-tax basis and up to 15% of annual compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). For the year ended December 31, 2007, the maximum pre-tax contribution a participant was permitted to make to the Plan was $15,500 (annually adjusted as provided by the Plan and the Internal Revenue Code (the “Code”)). Certain eligible participants, age 50 and older, were eligible to contribute an additional $5,000.
     The Company matches 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the year ended December 31, 2007.
     A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.
     Effective January 1, 2006, the Plan was amended to provide for automatic escalating enrollment for all employees hired on or after this date. Automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan. Effective as of the first pay period of each subsequent Plan year, the contribution percentage is increased by 1% each year up to a maximum percentage of 8%. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.
     In addition, effective March 1, 2006 the Plan was amended to begin accepting Roth contributions made by participants. A Roth contribution is a contribution that is designated irrevocably by the participant and is made in lieu of all or a portion of the pre-tax contribution the participant is otherwise eligible to make under the Plan. The Roth contributions are subject to the same limitations and matching provisions as the traditional participant contributions. A participant’s Roth contribution is allocated to a separate account maintained for such contributions.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(d) Vesting
     Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions made through December 31, 2007 after five years of credited service. For any discretionary profit-sharing contributions made after December 31, 2007 the Plan provides cliff vesting in which participants become fully vested after three years of credited service. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, Plan termination, death, or permanent and total disability.
     Participants are 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match and are 100% vested in the matching contributions.
     Effective January 1, 2008, employees are no longer subject to the one-year service requirement to be eligible for the Company’s matching contributions. However, any participant employed by the Company on or after January 1, 2008 shall be 100% vested in, and have a nonforfeitable right to his or her matching account upon the completion of two years of credited service, as defined by the Plan.
(e) Participants’ Accounts
     Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, Company contributions, and Plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts invested in various investment funds, each with a different investment objective and strategy. Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.
     Participants not covered by collective bargaining agreements may change the investment direction of their contributions and transfer amounts from one fund to another daily.
     Participants covered by collective bargaining agreements can only invest in the Company’s common stock fund.
(f) Participant Distributions
     On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.
     Amounts transferred to the Plan from the Bowne Employee Stock Purchase Plan (“ESPP”), which was merged into the Plan in 2003, on behalf of participants not covered by a collective bargaining agreement are able to be withdrawn in whole or in part, subject to certain Plan provisions.
     Pre-tax contributions to the Plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.
(g) Hardship Withdrawals
     Participants may withdraw their employee pretax contributions (but not the earnings on the pretax contributions), vested portion of discretionary profit-sharing contributions, and rollover contributions, if applicable, to satisfy immediate and heavy financial needs. In accordance with IRS regulations, participants must first exhaust all other assets available before obtaining a hardship withdrawal. All hardship withdrawals must be approved by the Plan administrator. After a hardship withdrawal, a participant may not make a contribution to the Plan for six months.
(h) Forfeitures
     The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2007 and 2006, forfeited amounts were used to reduce employer contributions made during such Plan year or succeeding Plan years and to pay the expenses of the Plan. Forfeitures used to reduce employer contributions totaled

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
$59,204 for the year ended December 31, 2007. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $317,911 and $32,919, respectively.
(i) Loans
     The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of five years. Home purchase loans may extend the repayment term to 15 years. Loan repayment is through payroll deductions. At December 31, 2007 and 2006, there were 741 and 787 individual loans outstanding, bearing an interest rate ranging from 4.0% to 10.5%, with maturities through 2022.
     Amounts transferred to the Plan from the ESPP and Roth contributions are not available to be taken as a loan, however, these amounts are included in determining the maximum amount available for a loan under the Plan.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which became effective beginning in 2007. FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in financial statements. Under FIN 48, the tax benefits are recognized from uncertain tax positions only when it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized for such positions are measured based on that level of benefit that has a greater than fifty percent likelihood of being effectively settled. The Plan adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Plan’s financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS 157 does not require new fair value measurements and is effective for financial assets and financial liabilities within its scope for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Plan will adopt SFAS 157 for financial assets and financial liabilities within its scope in 2008, and does not anticipate the adoption to have a significant impact on its financial statements.
(c) Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.
(d) Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value as determined by quoted market prices with the exception of money market fund. Investments in money market fund are stated at fair value as determined by the fund manager based on the net asset value of the fund. Net asset value of the fund is determined based on the fair value of the underlying assets of the funds divided by units outstanding at the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
(e) Payment of Benefits
     Benefit payments are recorded when paid.
(f) Concentration of Risks and Uncertainties
     The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.
     The Plan’s exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Bowne & Co., Inc. Stock Fund, which principally invests in the securities of a single issuer. At December 31, 2007 and 2006, approximately 5% and 6%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependant upon the performance of the Company and the market’s evaluation of such performance.
(3) Administrative Expenses
     The investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.
(4) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(5) Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter and during 2008 the Company applied for a new determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
     In 2008, certain operational errors were identified related to 2007 and prior years. The Plan is currently in the process of correcting the errors. All costs associated with the corrections will be paid by the Company. The Plan’s management believes that these errors do not have a material adverse impact on the Plan’s financial statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007, or its tax qualification status under the IRC.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(6) Investments
     Investments held by Vanguard Fiduciary Trust Company, the Plan’s trustee, are as follows as of December 31,:

	2007		2006
Davis New York Venture Fund, Inc. Class A	$8,096,197		$8,244,121
Fidelity Disciplined Equity Fund	44,976,744	*	42,368,837	*
Morgan Stanley Global/Equity Class B	3,705,998		3,459,851
T. Rowe Price Small-Cap Stock Fund	11,538,590		12,609,332	*
Vanguard 500 Index Fund	18,180,173	*	18,101,343	*
Vanguard International Growth Fund	14,863,845	*	10,415,605
Vanguard Mid-Cap Index Fund	12,329,772		12,422,056	*
Vanguard Prime Money Market Fund	13,184,607	*	19,104,424	*
Vanguard PRIMECAP Fund	22,544,868	*	13,374,584	*
Vanguard Short-Term Corporate Fund	5,912,799		5,542,021
Vanguard Target Retirement 2005 Fund	3,355,435		2,826,619
Vanguard Target Retirement 2010 Fund	526,076		1,296
Vanguard Target Retirement 2015 Fund	6,528,357		4,270,097
Vanguard Target Retirement 2020 Fund	557,995		280,108
Vanguard Target Retirement 2025 Fund	7,429,218		5,469,677
Vanguard Target Retirement 2030 Fund	329,520		254,143
Vanguard Target Retirement 2035 Fund	2,792,505		1,874,220
Vanguard Target Retirement 2040 Fund	227,021		4,610
Vanguard Target Retirement 2045 Fund	1,602,941		722,847
Vanguard Target Retirement 2050 Fund	65,793		152,318
Vanguard Target Retirement Income	481,650		125,563
Vanguard Total Bond Market Index Fund	4,453,417		3,317,463
Vanguard Wellington Fund Investor Shares	59,176,065	*	57,538,433	*
Bowne & Co., Inc. Stock Fund	12,093,197		13,103,709	*

	$254,952,783		$235,583,277

*	Individual investments that represent 5% or more of the Plan’s net assets.
     Net appreciation in fair value of investments for the year ended December 31, 2007 was comprised as follows:

Net appreciation in fair value of investments in mutual funds	$2,658,035
Net appreciation in fair value of investments in Bowne common stock	1,338,584

Total net appreciation in fair value of investments	$3,996,619

(7) Nonparticipant-Directed Investments
     Information about the net assets and the significant components of the changes in net assets relating to the participants covered by collective bargaining agreements is as follows:

	December 31,
	2007	2006
Net Assets:
Investments:
Bowne & Co., Inc. Stock Fund	$1,377,312	$1,338,999

Year Ended
December 31, 2007
Changes in Net Assets:
Contributions	$103,072
Dividends	18,206
Net appreciation in fair value of investments	143,019
Administrative expenses	(244)
Benefits paid to participants	(225,740)

$38,313

(8) Related Party Transactions
     Certain Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company, who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan also invests in Bowne & Co., Inc. common stock.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(9) Assets Transferred from Other Qualified Plan
     In January 2007, the Company acquired St. Ives Financial, the financial print division of St. Ives plc. In May 2007, the Plan received $2,509,142 of assets which were transferred in from a qualified plan previously sponsored by the acquired company.

BOWNE 401(k) SAVINGS PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2007

Identity of Party Involved	Description	Current Value
Davis Funds	Davis New York Venture Fund, Inc. Class A	$8,096,197
Fidelity Investments	Fidelity Disciplined Equity Fund	44,976,744
Morgan Stanley	Morgan Stanley Global/Equity Class B	3,705,998
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	11,538,590
* The Vanguard Group	Vanguard 500 Index Fund	18,180,173
* The Vanguard Group	Vanguard International Growth Fund	14,863,845
* The Vanguard Group	Vanguard Mid-Cap Index Fund	12,329,772
* The Vanguard Group	Vanguard Prime Money Market Fund	13,184,607
* The Vanguard Group	Vanguard PRIMECAP Fund	22,544,868
* The Vanguard Group	Vanguard Short-Term Corporate Fund	5,912,799
* The Vanguard Group	Vanguard Target Retirement 2005 Fund	3,355,435
* The Vanguard Group	Vanguard Target Retirement 2010 Fund	526,076
* The Vanguard Group	Vanguard Target Retirement 2015 Fund	6,528,357
* The Vanguard Group	Vanguard Target Retirement 2020 Fund	557,995
* The Vanguard Group	Vanguard Target Retirement 2025 Fund	7,429,218
* The Vanguard Group	Vanguard Target Retirement 2030 Fund	329,520
* The Vanguard Group	Vanguard Target Retirement 2035 Fund	2,792,505
* The Vanguard Group	Vanguard Target Retirement 2040 Fund	227,021
* The Vanguard Group	Vanguard Target Retirement 2045 Fund	1,602,941
* The Vanguard Group	Vanguard Target Retirement 2050 Fund	65,793
* The Vanguard Group	Vanguard Target Retirement Income Fund	481,650
* The Vanguard Group	Vanguard Total Bond Market Index Fund	4,453,417
* The Vanguard Group	Vanguard Wellington Fund	59,176,065
* Bowne & Co., Inc.	Bowne & Co., Inc. Stock Fund	12,093,197
	*Participant loans (1)	6,218,339

		$261,171,122

*	Party-in-interest as defined by ERISA.

(1)	741 loans were outstanding at 12/31/07 bearing an interest rate ranging from 4.0% to 10.5%.
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Bowne 401(k) Savings Plan
By:	/s/ JOHN J. WALKER
John J. Walker
Senior Vice President and Chief Financial Officer

Dated: June 30, 2008